UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. 2)

                           CARMIKE CINEMAS, INC.
------------------------------------------------------------------------
                              (Name of Issuer)

                   COMMON STOCK, PAR VALUE $.03 PER SHARE
------------------------------------------------------------------------
                       (Title of Class of Securities)

                                 143436400
       ------------------------------------------------------------
                               (CUSIP Number)


                             BEN I. ADLER, ESQ.
                            GOLDMAN, SACHS & CO.
                              85 BROAD STREET
                             NEW YORK, NY 10004
                               (212) 902-1000
       ------------------------------------------------------------
               (Name, Address and Telephone Number of Person
                                 Authorized
                   to Receive Notices and Communications)

                              JANUARY 29, 2004
       ------------------------------------------------------------
                (Date of Event Which Requires Filing of This
                                 Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 2 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    GOLDMAN, SACHS & CO.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [x]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [x]


6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       3,076,662

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    3,076,662

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,076,662*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.5%**

14. TYPE OF REPORTING PERSON

    BD-PN-IA

* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 383,406 shares to 2,693,256 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 22.3%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 3 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        THE GOLDMAN SACHS GROUP, INC.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       3,076,662

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    3,076,662

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,076,662*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    25.5%**

14. TYPE OF REPORTING PERSON

    HC-CO


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 383,406 shares to 2,693,256 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 22.3%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 4 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS III, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,095,781

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,095,781

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,095,781*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    17.3%**

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 261,200 shares to 1,834,581 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 15.2%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 5 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS III OFFSHORE, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        CAYMAN ISLANDS

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       576,155

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    576,155

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    576,155*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.8%*

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 71,807 shares to 504,348 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 4.2%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 6 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS ADVISORS III, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       2,671,936

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    2,671,936

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    2,671,936*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    22.1%**

14. TYPE OF REPORTING PERSON

    OO


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 333,007 shares to 2,338,929 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 19.3%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 7 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GS CAPITAL PARTNERS III GERMANY CIVIL LAW PARTNERSHIP

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       96,751

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    96,751

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    96,751*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%**

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 12,058 shares to 84,693 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 0.7%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 8 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        GOLDMAN, SACHS & CO. OHG

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        GERMANY

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       96,751

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    96,751

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    96,751*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.8%**

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 12,058 shares to 84,693 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 0.7%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 9 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        BRIDGE STREET FUND 1998, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       71,319

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    71,319

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    71,319*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0.6%**

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 8,889 shares to 62,430 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 0.5%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 10 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET FUND 1998, L.P.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       236,312

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    236,312

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    236,312*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.0%**

14. TYPE OF REPORTING PERSON

    PN


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 29,452 shares to 206,860 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 1.7%.

                             SCHEDULE 13D

CUSIP No. 143436400                                               Page 11 of 28

1.  NAME OF REPORTING PERSON.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        STONE STREET 1998, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3.  SEC USE ONLY


4.  SOURCE OF FUNDS

        AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE

  NUMBER OF      7. SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8. SHARED VOTING POWER

OWNED BY EACH       307,631

 REPORTING       9. SOLE DISPOSITIVE POWER

PERSON WITH         0

                10. SHARED DISPOSITIVE POWER

                    307,631

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    307,631*

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES


13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    2.5%**

14. TYPE OF REPORTING PERSON

    OO


* If the underwriters party to the underwriting agreement, dated January 29, 2004 (the "Underwriting Agreement"), entered into with Carmike Cinemas, Inc. (the "Company") and the selling stockholders party thereto, relating to the Company's public offering of shares of its Class A Common Stock, exercise the over-allotment option granted pursuant to the Underwriting Agreement
(the "Over-Allotment Option") in full then this amount will decrease by 38,341 shares to 269,290 shares. The Over-Allotment Option is exercisable within 30 days after the date of the Underwriting Agreement.

** If the underwriters party to the Underwriting Agreement exercise the Over-Allotment Option in full then this percentage will equal 2.2%.

          This Amendment No. 2, filed by GS Capital Partners III, L.P. ("GS Capital III"), GS Capital Partners III Offshore, L.P. ("GS Offshore"), GS Capital Partners III Germany Civil Law Partnership ("GS Germany"), Stone Street Fund 1998, L.P. ("Stone 1998"), Bridge Street Fund 1998, L.P. ("Bridge 1998" and, together with GS Capital III, GS Offshore, GS Germany and Stone 1998, the "Limited Partnerships"), GS Advisors III, L.L.C. ("GS Advisors"), Goldman, Sachs & Co. oHG ("GS oHG"), Stone Street 1998, L.L.C. ("Stone L.L.C."), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, Inc. ("GS Group" and, together with Goldman Sachs, Stone L.L.C., GS oHG, GS Advisors and the Limited Partnerships, the "Filing Persons")(1), amends and supplements the Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission (the "SEC") on October 8, 1999 (as amended by Amendment No. 1 filed on February 8, 2002, the "Schedule 13D") relating to the Class A common stock, par value $.03 per share (the "Class A Common Stock"), of Carmike Cinemas, Inc., a Delaware corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the
Schedule 13D.


-------------------

(1) Neither the present filing nor anything contained herein shall be construed as an admission that any Filing Person constitutes a "person" for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934.


ITEM 2.   IDENTITY AND BACKGROUND.

          Item 2 is hereby amended by amending Schedules I, II-A-i, II-A-ii, II-B, II-C-i, II-C-ii and III hereto to read in their entirety as attached hereto.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by replacing the final paragraph thereof with the following:

          On January 29, 2004, the Limited Partnerships entered into an Underwriting Agreement (the "Underwriting Agreement") with the Company, the other selling stockholders listed in Schedule II to the Underwriting Agreement (together with the Limited Partnerships, the "Selling Stockholders") and Goldman Sachs, as representative of the several underwriters listed in Schedule I to the Underwriting Agreement (Goldman Sachs and such other underwriters, collectively, the "Underwriters"). The Underwriting Agreement provides for purchases by the Underwriters (i) from the Company of 3,000,000 shares of Class A Common Stock and (ii) from the Selling Stockholders of 1,850,000 shares of Class A Common Stock (collectively, the "Initial Sale"). Of the 1,850,000 shares of Class A Common Stock to be sold by the Selling Stockholders in the Initial Sale, the Limited Partnerships have agreed to sell, in the aggregate, 1,123,209 shares. In addition, pursuant to the Underwriting Agreement, the Selling Stockholders granted the Underwriters an option, exercisable within 30 days after the date of the Underwriting Agreement, to purchase an additional 675,000 shares of Class A Common Stock at the same purchase price per share for the purpose of covering over-allotments (the "Over-Allotment Option"). Of the 675,000 shares of Class A Common Stock to be sold by the Selling Stockholders upon the exercise in full by the Underwriters of the Over-Allotment Option, the Limited Partnerships have agreed to sell, in the aggregate, 383,406 shares. Pursuant to the final prospectus (the "Offering Prospectus") filed by the Company on January 30, 2004 (the "Offering Prospectus Date") pursuant to Rule 424 of the Securities Act of 1933 (as amended, the "Securities Act"), the public offering price in the public offering of Class A Common Stock by the Company is $32.00 per share and the underwriting discount is $1.92 per share. Pursuant to the Underwriting Agreement, the Underwriters agreed to purchase shares of Class A Common Stock in the Initial Sale and upon exercise of the Over-Allotment Option at a price per share of $30.08 (which is net of underwriting discounts and commissions). The Underwriting Agreement contains standard terms and conditions for a public offering including customary representations and warranties and indemnity provisions. Pursuant to the Underwriting Agreement, Goldman Sachs, as an Underwriter, agreed to purchase 1,455,000 shares of Class A Common Stock in the Initial Sale and an additional 202,500 shares of Class A Common Stock if the Underwriters exercise the Over-Allotment Option in full. The foregoing description of the Underwriting Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Underwriting Agreement, a copy of which is filed as Exhibit 99.14 hereto.

          Pursuant to the Underwriting Agreement, the Limited Partnerships have agreed to sell an aggregate of 1,506,615 shares of Class A Common Stock to the Underwriters, consisting of (i) an aggregate of 1,123,209 shares of Class A Common Stock to be sold upon consummation of the Initial Sale and (ii) an aggregate of 383,406 shares of Class A Common Stock to be sold upon exercise in full by the Underwriters of the Over-Allotment Option, in each case, at a price per share of $30.08 (which is net of underwriting discounts and commissions), for an aggregate amount of $45,318,979.20 (which consists of $33,786,126.72 that will be received by the Limited Partnerships upon consummation of the Initial Sale and $11,532,852.48 that would be received by the Limited Partnerships if the Underwriters exercise the Over-Allotment Option in full). The consummation of the Initial Sale is expected to occur on February 4, 2004 (the "Initial Sale Closing Date") as reported by the Company in the Offering Prospectus.

          Each of the Filing Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, the market price of the Class A Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Filing Persons (and their respective affiliates) reserves the right (subject to any applicable limitations imposed on the sale of any of their Company securities by the Securities Act or other applicable law) to (i) purchase additional shares of Class A Common Stock or other securities of the Company, (ii) sell or transfer shares of Class A Common Stock beneficially owned by them from time to time in public or private transactions, (iii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Class A Common Stock and (iv) cause any of the Limited Partnerships to distribute in kind to their respective partners shares of Class A Common Stock or other securities of the Company owned by such Limited Partnerships. To the knowledge of each Filing Person, each of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i and II-C-ii hereto may make similar evaluations from time to time or on an ongoing basis.

          Except as described in this Schedule 13D and except for arrangements between and among the Filing Persons, none of the Filing Persons has any contracts, agreements, arrangements, understandings or relationships with any other person or entity for the purpose of acquiring, holding, voting or disposing of any shares of Class A Common Stock.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Items 5(a)-(e) are hereby amended in their entirety as follows:

          (a) Based on information reported by the Company in the Offering Prospectus, assuming that the Initial Sale is consummated on February 4, 2004, there will be 12,088,512 shares of Class A Common Stock outstanding as of the close of business on February 4, 2004.

          As of February 4, 2004, GS Capital III may be deemed to beneficially own 2,095,781 shares of Class A Common Stock, representing approximately 17.3% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then GS Capital III may be deemed to beneficially own 1,834,581 shares of Class A Common Stock, representing approximately 15.2% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, GS Offshore may be deemed to beneficially own 576,155 shares of Class A Common Stock, representing approximately 4.8% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then GS Offshore may be deemed to beneficially own 504,348 shares of Class A Common Stock, representing approximately 4.2% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, may be deemed to beneficially own 2,671,936 shares of Class A Common Stock, representing approximately 22.1% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then GS Advisors, as the sole general partner of each of GS Capital III and GS Offshore, may be deemed to beneficially own 2,338,929 shares of Class A Common Stock, representing approximately 19.3% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, GS Germany may be deemed to beneficially own, and its managing partner, GS oHG, may be deemed to beneficially own, an aggregate of 96,751 shares of Class A Common Stock, representing approximately 0.8% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then GS Germany may be deemed to beneficially own, and its managing partner, GS oHG, may be deemed to beneficially own, an aggregate of 84,693 shares of Class A Common Stock, representing approximately 0.7% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, Stone 1998 may be deemed to beneficially own 236,312 shares of Class A Common Stock, representing approximately 2.0% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then Stone 1998 may be deemed to beneficially own 206,860 shares of Class A Common Stock, representing approximately 1.7% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, Bridge 1998 may be deemed to beneficially own 71,319 shares of Class A Common Stock, representing approximately 0.6% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then Bridge 1998 may be deemed to beneficially own 62,430 shares of Class A Common Stock, representing approximately 0.5% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to beneficially own 307,631 shares of Class A Common Stock, representing approximately 2.5% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then Stone L.L.C., as the sole general partner of Stone 1998 and the sole managing general partner of Bridge 1998, may be deemed to beneficially own 269,290 shares of Class A Common Stock, representing approximately 2.2% of the shares of Class A Common Stock outstanding as of February 4, 2004.

          As of February 4, 2004, each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 3,076,662 shares of Class A Common Stock, consisting of (i) 3,076,318 shares of Class A Common Stock that may be deemed to be beneficially owned by the Limited Partnerships as described above and (ii) 344 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing approximately 25.5% of the shares of Class A Common Stock outstanding as of February 4, 2004, assuming consummation of the Initial Sale on February 4, 2004; provided, however, that if the Underwriters exercise the Over-Allotment Option in full, then each of Goldman Sachs and GS Group may be deemed to beneficially own an aggregate of 2,693,256 shares of Class A Common Stock, consisting of (i) 2,692,912 shares of Class A Common Stock that may be deemed to be beneficially owned by the Limited Partnerships as described above and (ii) 344 shares of Class A Common Stock acquired by Goldman Sachs in ordinary course trading activities, representing approximately 22.3% of the shares of Class A Common Stock outstanding as of February 4, 2004. Each of Goldman Sachs and GS Group disclaims beneficial ownership of the shares of Class A Common Stock that may be deemed to be beneficially owned by the Limited Partnerships to the extent of partnership interests in the Limited Partnerships held by persons other than Goldman Sachs, GS Group or their affiliates.

          In accordance with SEC Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by the investment banking division of GS Group and its subsidiaries and affiliates (collectively, "IBD"). This filing does not reflect securities, if any, beneficially owned by any other operating unit of GS Group. IBD disclaims beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which IBD or its employees have voting or investment discretion, or both, and (ii) certain investment entities, of which IBD is the general partner, managing general partner or other manager, to the extent interests in such entities are held by persons other than IBD.

          None of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, may be deemed to beneficially own any shares of Class A Common Stock as of February 4, 2004 other than as set forth herein.

          (b) Each Filing Person shares the power to vote or direct the vote and to dispose or to direct the disposition of shares of Class A Common Stock beneficially owned by such Filing Person as indicated in pages 2 through 11 above.

          (c) Except for the purchase by Goldman Sachs of 44 shares of Class A Common Stock on January 20, 2004 in the ordinary course of its business, which purchase was effected on the Pacific Stock Exchange at a price per share of $34.88 (exclusive of commissions), no transactions in the shares of Class A Common Stock were effected by any of the Filing Persons or, to the knowledge of any of the Filing Persons, any of the persons listed on Schedules I, II-A-i, II-A-ii, II-B, II-C-i or II-C-ii hereto, during the past sixty days.

          (d) No other person is known by any Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock beneficially owned by any Filing Person.

          (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by adding the following at the end thereof:

          The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

          Lock-Up Agreement. In connection with the Initial Sale, the Company, its executive officers and directors and the Selling Stockholders have agreed not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of Class A Common Stock, or any options or warrants to purchase any shares of Class A Common Stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of Class A Common Stock, whether owned at the time of such agreement or acquired thereafter, owned directly by such person (including holding as a custodian) or with respect to which such person has beneficial ownership within the rules and regulations of the SEC during the period beginning from the Offering Prospectus Date and continuing to and including the date that is 165 days after the Offering Prospectus Date, without the prior written consent of Goldman Sachs as representative of the Underwriters (the "Lock-Up Agreement"). The foregoing description of the Lock-Up Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Lock-Up Agreement, the form of which is filed as Exhibit 99.15 hereto.

          Letter Agreement. The Company and the Signing Stockholders entered into a letter agreement, dated November 17, 2003 (the "Letter Agreement"), pursuant to which, among other things, (i) each of the parties thereto agreed to waive the provisions of Section 3 of the Stockholders Agreement for purposes of the shares of Class A Common Stock held by the Signing Stockholders to be sold in the proposed offering of the Company's Class A Common Stock (the "Proposed Offering") pursuant to a registration statement on Form S-1 (Commission File No. 333-90028) (the "Registration Statement"), (ii) each of the Signing Stockholders agreed to waive the requirement pursuant to Section 4(a) of the Registration Rights Agreement that it receive the 20-day advance written notice from the Company of the filing of the Registration Statement with respect to the Proposed Offering and (iii) the Company waived the requirement that each Signing Stockholder provide to the Company the written request pursuant to Section 4(a) of the Registration Rights Agreement with respect to the inclusion of shares of Class A Common Stock held by such Signing Stockholder in the Proposed Offering. The foregoing description of the Letter Agreement is not intended to be complete and is qualified in its entirety by the complete text of the Letter Agreement, which is filed as Exhibit 99.17 hereto.

          Stockholders Agreement Amendment. The Company and the Signing Stockholders entered into the First Amendment to the Stockholders' Agreement, dated as of May 9, 2003 (the "Amendment"), pursuant to which, among other things, the parties thereto agreed to amend Sections 1.1(e) and
1.2 of the Stockholders Agreement. Section 1.1(e) of the Stockholders Agreement provided that the Signing Stockholders agree to vote their shares in a manner necessary to elect, among other persons, the following individual to the Company's Board of Directors: one (1) member of the Board of Directors, who shall be an Independent Director, designated from time to time in a writing delivered to the Company and signed by the CEO and approved by a majority of the members of the Board of Directors. The Amendment adds the following language to the end of Section 1.1(e) of the Stockholders Agreement: "provided that for purposes of the CEO designating any Board Designee pursuant to this Agreement, Mr. Roland C. Smith shall be deemed an Independent Director." Section 1.2 of the Stockholders Agreement provided that initially, the Company's Board of Directors shall consist of ten directors, at least three of whom shall be Independent Directors, and each director shall be designated as prescribed in Section 1.1 of the Stockholders Agreement. The Amendment replaces Section 1.2 of the Stockholders Agreement in its entirety with the following language:
"Notwithstanding the foregoing, the Parties understand and agree that the Board of Directors may consist of up to twelve directors, ten of whom shall be designated as prescribed in Section 1.1 and two of whom may be elected according to the By-Laws. Three of the ten directors designated as prescribed in Section 1.1 shall be Independent Directors." The foregoing description of the Amendment is not intended to be complete and is qualified in its entirety by the complete text of the Amendment, which is filed as Exhibit 99.16 hereto.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended to add the following at the end thereof:

Exhibit 99.14 Underwriting Agreement, dated January 29, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in
                 Schedule I thereto.

Exhibit 99.15    Form of Lock-Up Agreement.

Exhibit 99.16 First Amendment to Stockholders' Agreement, dated as of May 9, 2003 (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).

Exhibit 99.17    Letter Agreement, dated November 17, 2003
                 (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).

                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          February 2, 2004

                                       GOLDMAN, SACHS & CO.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       THE GOLDMAN SACHS GROUP, INC.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       GS ADVISORS III, L.L.C.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       GS CAPITAL PARTNERS III, L.P.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       GS CAPITAL PARTNERS III OFFSHORE, L.P.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       GS CAPITAL PARTNERS III GERMANY CIVIL
                                         LAW PARTNERSHIP (with limitation of
                                         liability)

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       GOLDMAN, SACHS & CO. oHG

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       STONE STREET FUND 1998, L.P.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       BRIDGE STREET FUND 1998, L.P.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                       STONE STREET 1998, L.L.C.

                                       By: /s/ Roger S. Begelman
                                          ------------------------
                                       Name:   Roger S. Begelman
                                       Title:  Attorney-in-fact

                                    EXHIBITS

Exhibit 99.14 Underwriting Agreement, dated January 29, 2004, by and among Carmike Cinemas, Inc., the Selling Stockholders listed in Schedule II thereto and Goldman, Sachs & Co., as representative of the several underwriters listed in
                 Schedule I thereto.

Exhibit 99.15    Form of Lock-Up Agreement.

Exhibit 99.16 First Amendment to Stockholders' Agreement, dated as of May 9, 2003 (incorporated herein by reference to Exhibit 4.4 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).

Exhibit 99.17    Letter Agreement, dated November 17, 2003
                 (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Amendment No. 2 to Form S-1 No. 333-90028).

                                  SCHEDULE I
                                  ----------

      The name of each director of The Goldman Sachs Group, Inc. is set forth below.

      The business address of each person listed below is c/o Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004.

      Each person is a citizen of the United States of America except for Lord Browne of Madingley, who is a citizen of the United Kingdom and Claes Dahlback, who is a citizen of Sweden. The present principal occupation or employment of each of the listed persons is set forth below.

Name                                Present Principal Occupation
--------------------------------------------------------------------------------

Henry M. Paulson, Jr.           Chairman and Chief Executive Officer of The
                                Goldman Sachs Group, Inc.

Lloyd C. Blankfein              President and Chief Operating Officer of
                                The Goldman Sachs Group, Inc.

Lord Browne of Madingley        Group Chief Executive of BP plc

John H. Bryan                   Retired Chairman and Chief Executive Officer
                                of Sara Lee Corporation

Claes Dahlback                  Nonexecutive Chairman of Investor AB

William W. George               Retired Chairman and Chief Executive Officer
                                of Medtronic, Inc.

James A. Johnson                Vice Chairman of Perseus, L.L.C.

Edward M. Liddy                 Chairman of the Board, President and Chief
                                Executive Officer of The Allstate Corporation

Ruth J. Simmons                 President of Brown University

                               SCHEDULE II-A-i
                               ---------------

      The name, position and present principal occupation of each executive officer of GS Advisors III, L.L.C., the sole general partner of each of GS Capital Partners III, L.P. and GS Capital Partners III Offshore, L.P., are set forth below.

      The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


         Name                 Position                  Present Principal Occupation
--------------------------    ----------------------    ------------------------------------------
Richard A. Friedman           President                 Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President            Managing Director of Goldman, Sachs & Co
Terence M. O'Toole            Vice President            Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Vice President            Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Vice President            Managing Director of Goldman Sachs International
Esta E. Stecher               Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Barry S. Volpert              Vice President            Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Vice President            Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Vice President            Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz           Vice President            Managing Director of Goldman Sachs International
Steven M. Bunson              Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli       Treasurer                 Managing Director of Goldman, Sachs & Co.
David M. Weil                 Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
David J. Greenwald            Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Hughes B. Lepic               Vice President            Managing Director of Goldman Sachs International
Russell E. Makowsky           Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal         Vice President            Managing Director of Goldman, Sachs & Co.
Douglas F. Londal             Vice President            Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Vice President            Managing Director of Goldman Sachs International
Abraham Bleiberg              Vice President            Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato            Vice President            Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President            Managing Director of Goldman, Sachs & Co.
Atul Kapur                    Vice President            Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.         Vice President            Managing Director of Goldman Sachs International
Ben I. Adler                  Vice President            Managing Director of Goldman, Sachs & Co.
Melina E. Higgins             Vice President            Managing Director of Goldman, Sachs & Co.
Adrian M. Jones               Vice President            Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale           Vice President            Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss             Vice President            Vice President of Goldman, Sachs & Co.
Elizabeth C. Marcellino       Vice President            Managing Director of Goldman, Sachs & Co.
John E. Bowman                Vice President            Vice President of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary  Managing Director of Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary       Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole            Assistant Secretary       Vice President of Goldman, Sachs & Co.
Matthew E. Tropp              Assistant Secretary       Vice President of Goldman, Sachs & Co.
Mary Nee                      Vice President            Executive Director of Goldman Sachs (Asia) L.L.C.
Ulrika Werdelin               Vice President            Executive Director of Goldman Sachs International


                               SCHEDULE II-A-ii
                               ----------------

      The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GS Advisors III, L.L.C., are set forth below.

      The business address for each member listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Richard S. Sharp and Antoine L. Schwartz is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL 60606.

      All members listed below are United States citizens, except as follows:
Richard S. Sharp is a citizen of the United Kingdom and Antoine L. Schwartz is a citizen of France.

         Name                 Present Principal Occupation
------------------------------------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
Gene T. Sykes                 Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Managing Director of Goldman, Sachs & Co.
Robert V. Delaney             Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Managing Director of Goldman Sachs International
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Managing Director of Goldman, Sachs & Co.
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Antoine L. Schwartz           Managing Director of Goldman Sachs International

                                SCHEDULE II-B
                               ----------------

      The name, position and present principal occupation of each executive officer and director of Goldman, Sachs & Co. Finanz GmbH which is the sole managing general partner of Goldman, Sachs & Co. oHG are set forth below.

      The business address for each of the executive officers and directors listed below is MesseTurm, 60308 Frankfurt am Main, Germany.

      The executive officers and directors listed below are citizens of Germany except Wayne L. Moore, who is a citizen of the United States.

      Name                    Present Principal Occupation
------------------------------------------------------------------------------
Andreas Koernlein             Managing Director of Goldman, Sachs & Co. oHG
Wayne L. Moore                Managing Director of Goldman, Sachs & Co. oHG
Alexander C. Dibelius         Managing Director of Goldman, Sachs & Co. oHG
Peter Hollmann                Managing Director of Goldman, Sachs & Co. oHG

                               SCHEDULE II-C-i
                               ---------------

      The name, position and present principal occupation of each executive officer of Stone Street 1998, L.L.C., the sole general partner of Stone Street Fund 1998, L.P. and the managing general partner of Bridge Street Fund 1998, L.P., are set forth below.

      The business address for all the executive officers listed below is 85 Broad Street, New York, New York 10004, except as follows: The business address of Richard S. Sharp, Antoine L. Schwartz, Hughes B. Lepic, Stephen S. Trevor, Atul Kapur, Robert G. Doumar, Jr. and Ulrika Werdelin is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Mary Nee is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of Joseph P. DiSabato is 555 California Street, 45th Floor, San Francisco, CA 94104. The business address of Gene T. Sykes is Fox Plaza, Suite 2600, 2121 Avenue of the Stars, Los Angeles, CA 90067. The business address of Muneer A. Satter is 4900 Sears Tower, Chicago, IL.

      All executive officers listed below are United States citizens, except as follows: Richard S. Sharp is a citizen of the United Kingdom. Atul Kapur is a citizen of Singapore. Antoine L. Schwartz and Hughes B. Lepic are citizens of France. Adrian M. Jones is a citizen of Ireland. Ulrika Werdelin is a citizen of Sweden.


         Name                 Position                  Present Principal Occupation
--------------------------    ----------------------    ------------------------------------------
Peter M. Sacerdote            Chairman/President        Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                Vice President            Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman           Vice President            Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Vice President            Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Vice President            Managing Director of Goldman, Sachs & Co.
Henry Cornell                 Vice President            Managing Director of Goldman, Sachs & Co.
Richard S. Sharp              Vice President            Managing Director of Goldman Sachs International
Esta E. Stecher               Vice President/           Managing Director of Goldman, Sachs & Co.
                              Assistant Secretary
Sanjeev K. Mehra              Vice President/Treasurer  Managing Director of Goldman, Sachs & Co.
Muneer A. Satter              Vice President            Managing Director of Goldman, Sachs & Co.
Antoine L. Schwartz           Vice President            Managing Director of Goldman Sachs International
Steven M. Bunson              Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Elizabeth C. Fascitelli       Vice President            Managing Director of Goldman, Sachs & Co.
David M. Weil                 Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
David J. Greenwald            Vice President/Assistant  Managing Director of Goldman, Sachs & Co.
                              Secretary
Hughes B. Lepic               Vice President            Managing Director of Goldman Sachs International
Russell E. Makowsky           Assistant Secretary       Managing Director of Goldman, Sachs & Co.
Sarah G. Smith                Assistant Treasurer       Managing Director of Goldman, Sachs & Co.
Randall A. Blumenthal         Vice President            Managing Director of Goldman, Sachs & Co.
Douglas F. Londal             Vice President            Managing Director of Goldman, Sachs & Co.
Stephen S. Trevor             Vice President            Managing Director of Goldman Sachs International
Abraham Bleiberg              Vice President            Managing Director of Goldman, Sachs & Co.
Joseph P. DiSabato            Vice President            Managing Director of Goldman, Sachs & Co.
Robert R. Gheewalla           Vice President            Managing Director of Goldman, Sachs & Co.
Atul Kapur                    Vice President            Managing Director of Goldman Sachs International
Robert G. Doumar, Jr.         Vice President            Managing Director of Goldman Sachs International
Ben I. Adler                  Vice President            Managing Director of Goldman, Sachs & Co.
Melina E. Higgins             Vice President            Managing Director of Goldman, Sachs & Co.
Adrian M. Jones               Vice President            Managing Director of Goldman, Sachs & Co.
Gerald J. Cardinale           Vice President            Managing Director of Goldman, Sachs & Co.
Mitchell S. Weiss             Vice President            Vice President of Goldman, Sachs & Co.
Elizabeth C. Marcellino       Vice President            Managing Director of Goldman, Sachs & Co.
John E. Bowman                Vice President            Vice President of Goldman, Sachs & Co.
Raymond G. Matera             Vice President            Vice President of Goldman, Sachs & Co.
Katherine B. Enquist          Vice President/Secretary  Managing Director of Goldman, Sachs & Co.
James B. McHugh               Assistant Secretary       Vice President of Goldman, Sachs & Co.
Beverly L. O'Toole            Assistant Secretary       Vice President of Goldman, Sachs & Co.
Matthew E. Tropp              Assistant Secretary       Vice President of Goldman, Sachs & Co.
Mary Nee                      Vice President            Executive Director of Goldman Sachs (Asia) L.L.C.
Richard J. Stingi             Vice President            Vice President of Goldman, Sachs & Co.
Ulrika Werdelin               Vice President            Executive Director of Goldman Sachs International


                               SCHEDULE II-C-ii
                               ----------------

      The name and principal occupation of each member of the Stone Street Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing Stone Street 1998, L.L.C., are set forth below.

      The business address for each member listed below is 85 Broad Street, New York, New York 10004.

      All members listed below are United States citizens.

         Name                 Present Principal Occupation
------------------------------------------------------------------------------
Peter M. Sacerdote            Advisory Director of Goldman, Sachs & Co.
Peter G. Sachs                Senior Director of The Goldman Sachs Group, Inc.
Richard A. Friedman           Managing Director of Goldman, Sachs & Co.
Joseph H. Gleberman           Managing Director of Goldman, Sachs & Co.
Terence M. O'Toole            Managing Director of Goldman, Sachs & Co.
Sanjeev K. Mehra              Managing Director of Goldman, Sachs & Co.

                                 SCHEDULE III

          On April 6, 2000, in connection with an industry-wide investigation by the Securities and Exchange Commission (the "SEC") relating to the pricing of government securities in advance refunding transactions, Goldman, Sachs & Co. ("Goldman Sachs") joined in a global settlement resolving the SEC investigation as well as a related qui tam lawsuit purportedly brought on behalf of the United States entitled United States ex rel. Lissack v. Goldman, Sachs & Co., et al., 95 Civ. 1363 (S.D.N.Y.) (BSJ). Pursuant to the settlement, without admitting or denying the findings, Goldman Sachs consented to the issuance of an SEC administrative order (SEA Rel. No. 42640) which, among other things, found that Goldman Sachs had violated Sections 17(a)(2) and (3) of the Securities Act of 1933 in connection with such pricing of government securities, required Goldman Sachs to cease and desist from violating such provisions, and ordered Goldman Sachs to make payments totaling approximately $5.1 million to the U.S. Treasury and $104,000 to two municipalities. Under the global settlement, the qui tam lawsuit was dismissed with prejudice, and the Internal Revenue Service agreed not to challenge the tax-free nature of the refundings by virtue of the pricing of such securities.

          In November 2002, the SEC, the National Association of Securities Dealers ("NASD") and the New York Stock Exchange, Inc. ("NYSE") alleged that five broker dealers, including Goldman Sachs, violated Section 17(a) of the Exchange Act and Rule 17a-4 thereunder, NYSE Rules 440 and 342 and NASD Rules 3010 and 3110 by allegedly failing to preserve electronic mail communications for three years and/or to preserve electronic mail communications for the first two years in an accessible place, and by allegedly having inadequate supervisory systems and procedures in relation to the retention of electronic mail communications. Without admitting or denying the allegations, the five broker dealers, including Goldman Sachs, consented to censure by the SEC, NASD and NYSE and to the imposition of a cease-and-desist order by the SEC and Goldman Sachs paid a total fine of $1,650,000 ($550,000 each to the SEC, NASD and NYSE). Goldman Sachs also undertook to review its procedures regarding the preservation of electronic mail communications for compliance with the federal securities laws and regulations and the rules of the NASD and NYSE, and to confirm within a specified period of time that it has established systems and procedures reasonably designed to achieve compliance with those laws, regulations and rules.

          On April 28, 2003, without admitting or denying liability, ten investment banking firms including Goldman Sachs, entered into global settlements with the Securities and Exchange Commission (the "SEC"), the New York Stock Exchange, Inc. (the "NYSE"), the National Association of Securities Dealers (the "NASD") and certain states to resolve the investigations relating to equity research analyst conflicts of interest. Goldman Sachs was charged with violating NYSE Rules 342, 401, 472 and 475, and NASD Conduct Rules 2110, 2210 and 3010. Goldman Sachs also agreed to a censure by the NYSE and the NASD and to pay a total of $110,000,000 and to adopt a set of industry-wide reforms of its research and investment banking businesses and to adopt certain restrictions on the allocations of "hot" IPO shares. The terms of the global settlement were entered in an order by a federal court in the Southern District of New York on October 31, 2003 (Civil Action Number 03CV2944).